EXHIBIT 99.2

Unaudited Attributed Financial Information for Fidelity National Financial Ventures Group Tracking Stock

The following tables present our assets, liabilities, revenue, expenses and cash flows that are attributed to our Fidelity National Financial Ventures business (“we,” “our,” "FNFV Group," or “FNFV”). The financial information in this Exhibit should be read in conjunction with our consolidated financial statements for the period ended December 31, 2015 included in this Annual Report on Form 10-K.
FNFV Group common stock is intended to reflect the separate performance of our FNFV Group. We own majority and minority equity investment stakes in a number of entities, including American Blue Ribbon Holdings, LLC ("ABRH"), Ceridian HCM, Inc. ("Ceridian") and Digital Insurance, Inc. ("Digital Insurance").
FNFV Group is comprised of two operating segments as follows:

•
Restaurant Group. This segment consists of the operations of ABRH, in which we have a 55% ownership interest. ABRH and its affiliates are the owners and operators of the O'Charley's, Ninety Nine Restaurants, Max & Erma's, Village Inn, Bakers Square, and Legendary Baking concepts. The segment also includes the results of J. Alexander's, Inc. ("J. Alexander's") through September 28, 2015, the date it was distributed to FNFV shareholders. See the Recent Developments section below for further discussion of the distribution of J. Alexander's. On January 25, 2016, substantially all of the assets of the Max & Erma's restaurant concept were sold pursuant to an Asset Purchase Agreement.

•
FNFV Corporate and Other. This segment primarily consists of our share in the operations of certain equity investments, including Ceridian, as well as consolidated investments, including Digital Insurance in which we own 96%, and other smaller operations which are not title related.

In 2014, Fidelity National Financial ("FNF") provided $200 million in financial support to FNFV comprised of $100 million in cash and $100 million in a line of credit, upon formation of the tracking stock.  The $100 million in cash and the $100 million line of credit will be used for investment purposes, repurchasing FNFV stock or other general corporate purposes. From time to time, we may also provide additional loans to FNFV to cover corporate expenses and working capital. All additional investments in existing FNFV owned companies and any new FNFV company investments will be funded and managed by FNFV.
We have adopted certain expense allocation policies, each of which are reflected in the attributed financial information of the FNF Group (see Exhibit 99.1) and the FNFV Group. In general, corporate overhead is allocated to each group based upon the use of services by that group where practicable. Corporate overhead primarily includes costs of personnel and employee benefits, legal, accounting and auditing, insurance, investor relations and stockholder services and services related to FNF’s board of directors. We allocate in a similar manner a portion of costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we use other methods and criteria that we believe are equitable and that provide a reasonable estimate of the cost attributable to each group.
Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to FNFV, Fidelity National Financial, Inc.'s ("FNF, Inc.") tracking stock structure does not affect the ownership or the respective legal title to FNF, Inc.'s assets or responsibility for FNF, Inc.'s liabilities. FNF, Inc. and its subsidiaries are each responsible for their respective liabilities. Holders of FNFV Group common stock are subject to risks associated with an investment in FNF, Inc. and all of its businesses, assets and liabilities. The issuance of FNFV Group common stock does not affect the rights of FNF, Inc.'s creditors or creditors of its subsidiaries. See "Item 1A. Risk Factors - Risks Relating to the Ownership of Our FNFV Group Common Stock due to our Tracking Stock Capitalization" for further discussion of risks associated with our tracking stock structure.

FIDELITY NATIONAL FINANCIAL VENTURES GROUP
Balance Sheet Information
(In millions)

	December 31, 2015	December 31, 2014
	(Unaudited)
ASSETS
Investments:
Equity securities available for sale, at fair value	$36	$—
Investments in unconsolidated affiliates	396	755
Other long-term investments	27	51
Short-term investments	244	164
Total investments	703	970
Cash and cash equivalents	31	39
Trade and notes receivables, net of allowance	43	40
Due from affiliates	—	1
Goodwill	188	206
Prepaid expenses and other assets	64	75
Capitalized software, net	11	13
Other intangible assets, net	166	195
Property and equipment, net	233	380
Deferred tax asset	75	—
Total assets	$1,514	$1,919

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and other accrued liabilities	$191	$226
Income taxes payable	6	1
Deferred revenue	24	27
Notes payable	200	121
Due to affiliates	10	—
Deferred tax liability	—	29
Total liabilities	431	404
Equity:
FNFV Group common stock, $0.0001 par value; authorized 113,000,000 shares as of December 31, 2015 and 2014; outstanding of 72,217,882 and 92,828,470 as of December 31, 2015 and 2014, respectively; and issued of 80,581,466 and 92,946,545 as of December 31, 2015 and 2014, respectively	—	—
Additional paid-in capital	1,156	1,341
Retained (deficit) earnings	(3)	90
Accumulated other comprehensive loss	(76)	(51)
Less: treasury stock, 8,363,584 and 118,075 shares as of December 31, 2015 and December 31, 2014, respectively	(108)	(2)
Total Fidelity National Financial Ventures shareholders’ equity	969	1,378
Noncontrolling interests	114	137
Total equity	1,083	1,515
Total liabilities and equity	$1,514	$1,919

See Notes to Unaudited Attributed Financial Information for FNFV

FIDELITY NATIONAL FINANCIAL VENTURES GROUP
Statements of Operations Information
(In millions)

	Year Ended December 31,

	2015	2014
	(Unaudited)
Revenues:
Operating revenue	$1,615	$1,546
Interest and investment income	2	5
Realized gains and losses, net	(19)	(17)
Total revenues	1,598	1,534
Expenses:
Personnel costs	157	170
Other operating expenses	167	86
Cost of restaurant revenue	1,195	1,220
Depreciation and amortization	65	67
Interest expense	9	5
Total expenses	1,593	1,548
Earnings (loss) from continuing operations before income taxes and equity in losses of unconsolidated affiliates	5	(14)
Income tax (benefit) expense	(20)	150
Earnings (loss) from continuing operations before equity in (losses) earnings of unconsolidated affiliates	25	(164)
Equity in (losses) earnings of unconsolidated affiliates	(22)	428
Net earnings from continuing operations	3	264
Net earnings from discontinued operations, net of tax	—	8
Net earnings	3	272
Less: Net earnings attributable to non-controlling interests	16	4
Net (loss) earnings attributable to FNFV Group common shareholders	$(13)	$268
Earnings Per Share
Basic
Net loss per share from continuing operations attributable to Old FNF common shareholders	$—	$(0.09)
Net earnings per share from discontinued operations attributable to Old FNF common shareholders	$—	$0.05
Net earnings (loss) per share attributable to Old FNF common shareholders	$—	$(0.04)

Net (loss) earnings per share from continuing operations attributable to FNFV Group common shareholders	$(0.16)	$3.08
Net loss per share from discontinued operations attributable to FNFV Group common shareholders	$—	$(0.04)
Net (loss) earnings per share from continuing operations attributable to FNFV Group common shareholders	$(0.16)	$3.04
Diluted
Net loss per share from continuing operations attributable to Old FNF common shareholders	$—	$(0.09)
Net earnings per share from discontinued operations attributable to Old FNF common shareholders	$—	$0.05
Net earnings (loss) per share attributable to Old FNF common shareholders	$—	$(0.04)
Net (loss) earnings per share from continuing operations attributable to FNFV Group common shareholders	$(0.16)	$3.05
Net earnings (loss) per share from discontinued operations attributable to FNFV Group common shareholders	$—	$(0.04)
Net loss per share attributable to FNFV Group common shareholders	$(0.16)	$3.01
Weighted average shares outstanding Old FNF common stock, basic basis (1)	—	138
Weighted average shares outstanding Old FNF common stock, diluted basis (1)	—	142
Weighted average shares outstanding FNFV Group common stock, basic basis	79	46
Weighted average shares outstanding FNFV Group common stock, diluted basis	82	47

(1)
The recapitalization of our stock took place on July 1, 2014. Accordingly, the outstanding shares of Old FNF common stock are presented and used to calculate earnings per share for the first six months of the twelve months ended December 31, 2014.

See Notes to Unaudited Attributed Financial Information for FNFV

FIDELITY NATIONAL FINANCIAL VENTURES GROUP
Statement of Cash Flows Information
(In millions)

	Year Ended December 31,

	2015	2014
	(Unaudited)
Cash flows from operating activities:
Net earnings	$3	$272
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	65	137
Equity in losses (earnings) of unconsolidated affiliates	22	(428)
Loss on sales of investments and other assets, net	18	17
Gain on sale of Cascade Timberlands	(12)	—
Stock-based compensation cost	9	11
Changes in assets and liabilities, net of effects from acquisitions:
Net (increase) decrease in trade receivables	(2)	13
Net decrease (increase) in prepaid expenses and other assets	13	(54)
Net (decrease) increase in accounts payable, accrued liabilities, deferred revenue and other	(23)	3
Net change in amount due to affiliates	10	23
Net change in income taxes	(74)	99
Net cash provided by operating activities	29	93
Cash flows from investing activities:
Proceeds from the sale of cost method and other investments	6	1
Additions to property and equipment and capitalized software	(61)	(86)
Purchases of investment securities available for sale	(29)	(164)
Contributions to investments in unconsolidated affiliates	(5)	—
Net purchases of short-term investment securities	(80)	—
Net purchases of other long-term investments	—	(37)
Distributions from investments in unconsolidated affiliates	309	43
Net other investing activities	(6)	7
Acquisition of USA Industries, Inc., net of cash acquired	—	(40)
Proceeds from sale of Cascade Timberlands	56	—
Other acquisitions/disposals of businesses, net of cash acquired	(24)	(28)
Net cash provided by (used in) investing activities	166	(304)
Cash flows from financing activities:
Borrowings	132	261
Debt service payments	(31)	(202)
Cash transferred in Remy spin-off	—	(86)
Cash transferred in J. Alexander's spin-off	(13)	—
Subsidiary dividends paid to non-controlling interest shareholders	—	(39)
Equity and debt issuance costs	(1)	(4)
Purchases of treasury stock	(289)	(2)
Dilution loss on equity method investments	(1)	—
Contributions from Parent	—	167
Net cash (used in) provided by financing activities	(203)	95
Net decrease in cash and cash equivalents	(8)	(116)
Cash and cash equivalents at beginning of period	39	155
Cash and cash equivalents at end of period	$31	$39
See Notes to Unaudited Attributed Financial Information for FNFV

Notes to Unaudited Attributed Financial Information for Fidelity National Financial Ventures Group
Period Ended September 30, 2015
(unaudited)

Note A.    Basis of Presentation
Description of FNFV
On June 30, 2014, we completed the recapitalization of FNF common stock into two tracking stocks, FNF Group common stock and FNFV Group common stock.  Each share of the previously outstanding FNF Class A common stock ("Old FNF common stock") was converted into one share of FNF Group common stock, which now trades on the New York Stock Exchange under the current trading symbol "FNF," and 0.3333 of a share of FNFV Group common stock, which now trades on the New York Stock Exchange under the trading symbol "FNFV."  Both FNF and FNFV began regular trading on July 1, 2014.
In our FNFV group, we own majority and minority equity investment stakes in a number of entities, including ABRH, Ceridian and Digital Insurance.
Recent Developments
On February 18, 2016, our Board of Directors approved a new FNFV Group three-year stock repurchase program, effective March 1, 2016, under which we may repurchase up to 15 million shares of FNFV Group common stock. Purchases may be made from time to time by us in the open market at prevailing market prices or in privately negotiated transactions through February 28, 2019.
On February 11, 2016, we announced that we are considering alternatives to the spin-off of ABRH to FNFV shareholders previously announced on July 30, 2015.
Beginning in October 2015 through December 31, 2015, we purchased approximately 2.2 million shares of Del Frisco Restaurant Group ("Del Frisco's", NASDAQ: DFRG) common stock for a total investment of $32 million. Subsequent to year-end through February 19, 2016, we purchased approximately 0.8 million shares of Del Frisco's common stock for $12 million. We currently own approximately 13% of the outstanding common stock of Del Frisco's.
On September 16, 2015, J. Alexander's and FNF entered into a Separation and Distribution Agreement, pursuant to which FNF agreed to distribute one hundred percent (100%) of its shares of J. Alexander's common stock, on a pro rata basis, to the holders of FNFV common stock. Holders of FNFV common stock received, as a distribution from FNF, approximately 0.17272 shares of J. Alexander’s common stock for every one share of FNFV common stock held at the close of business on September 22, 2015, the record date for the distribution (the “Distribution”). The Distribution was made on September 28, 2015. As a result of the Distribution, J. Alexander's is now an independent public company and its common stock is listed under the symbol “JAX” on the New York Stock Exchange. The Distribution was generally tax-free to FNFV shareholders for U.S. federal income tax purposes, except to the extent of any cash received in lieu of J. Alexander's fractional shares.
On March 20, 2015, we completed our tender offer to purchase shares of FNFV stock. As a result of the offer, we accepted for purchase 12,333,333 shares of FNFV Group Common Stock for a purchase price of $15.00 per common share, for a total aggregate cost of $185 million, excluding fees and expenses related to the tender offer.
On February 18, 2015, we closed the sale of substantially all of the assets of Cascade Timberlands, LLC ("Cascade") which grows and sells timber and in which we owned a 70.2% interest, for $85 million less a replanting allowance of $1 million and an indemnity holdback of $1 million. The revenue from the sale was recorded in Escrow, title related and other fees and the cost of the land sold was in Other operating expenses in the Condensed Consolidated Statement of Operations in the six months ended June 30, 2015. The effect of the sale on FNFV's net earnings was income of approximately $12 million. There was no effect on net earnings attributable to FNFV Group common shareholders due to offsetting amounts attributable to noncontrolling interests.
EPS
Included in the calculation of diluted earnings per share are convertible senior notes (the “Notes”) issued on August 2, 2011 by Fidelity National Financial, Inc.  Under the terms of the indenture, if converted, a portion of the settlement may include shares of FNFV common stock.  As the debt is the obligation of FNF Group, if FNF were to settle a portion of the Notes with FNFV common stock, FNF Group would reimburse FNFV Group for the shares issued upon settlement.

Note B.    Investments in Consolidated and Unconsolidated Affiliates
The following table provides information about our investments in consolidated and unconsolidated affiliates attributable to FNFV, including non-GAAP adjustments:

	December 31, 2015	December 31, 2014

Majority Owned Subsidiaries consolidated into the results of FNFV:
American Blue Ribbon Holdings, LLC	$169	$159
J. Alexander's, LLC	—	100
Digital Insurance, LLC	73	149
Minority Owned Subsidiaries or other ventures:
Ceridian (32% minority equity interest)	363	632
Cascade Timberlands	—	63
Del Frisco's Restaurant Group	34	—
Holding Company cash and short term investments	245	164
Other ventures	85	111
Total FNFV Book Value	$969	$1,378
Note C.    FNFV Common Stock
FNFV Group common stock has voting and redemption rights. Holders of FNFV Group common stock are entitled to one vote for each share of such stock held. Holders of FNFV Group common stock will vote as one class with holders of FNF Group common stock on all matters that are submitted to a vote of its stockholders unless a separate class vote is required by the terms of the current charter or Delaware law. In connection with certain dispositions of FNFV Group assets, the FNF board of directors may determine to seek approval of the holders of FNFV common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under the restated charter.
FNF may not redeem outstanding shares of FNFV Group common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the FNFV Group unless its board of directors seeks and receives the approval to such redemption of holders of FNFV common stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the FNF Group, the approval of holders of FNF Group common stock to the corresponding FNF Group common stock redemption, with each affected group voting as a separate class. FNF can convert each share of FNFV Group common stock into a number of shares of the FNF Group common stock at a ratio that provides FNFV stockholders with the applicable Conversion Premium to which they are entitled.